Exhibit 99.1

I. CERTIFICATION OF THE PERSON RESPONSIBLE FOR THE HALF-YEAR FINANCIAL REPORT

“I hereby certify that, to my knowledge, the condensed consolidated financial statements for the six-month period ended June 30, 2020 were prepared in accordance with applicable accounting principles and give a fair view of assets, financial position and results of the Company and all companies included in the scope of consolidation, and the half-year business report attached provides an accurate picture of the significant events during the first six months of the financial year, of their impact on the half-year financial statements, of the major transactions with related parties as well as a description of the main risks and uncertainties for the remaining six months of the financial year”.

Lyon, September 21, 2020

Gil BEYEN

Chief Executive Officer

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II. BUSINESSREPORT

2.1	MAJOR EVENTS OF THE PERIOD

February 2020:

•	The Company received from BPI France a reimbursable advance of €2,979 thousand and a subsidy of €294 thousand (recorded in “other income” in 2019) related to milestone n°6 of the TEDAC project.

•

The Company entered into a strategic partnership with the German Red Cross Blood Donor Service Baden-Württemberg-Hessen (GRCBDS) for the supply of donor red blood cells to manufacture its product candidates, including eryaspase, in Europe and to complement the Company’s existing alliance with the French Blood Bank (EFS).

March 2020:

•

The TRYbeCA-1 trial has continued to progress despite the challenges caused by the impact of the COVID- 19 global pandemic, and patient enrollment has continued notwithstanding the increasing difficulties experienced by hospitals to organize the proper treatment and follow-up. Since April 2020, the Company has observed a reduction in patient enrollment rate as a result of the COVID-19 pandemic and believes patient enrollment will be lower than anticipated for a period of time. The Company expects a delay of 3 to 4 months in completion of patient enrollment.

•

The independent data monitoring committee (IDMC) of the TRYbeCA-1 trial reviewed the safety data of the first 320 patients enrolled and treated. In line with the two earlier safety reviews of the trial, no safety issues were identified, and the IDMC recommended the Company continue the trial as planned.

April 2020:

•	The U.S. Food and Drug Administration (FDA) has granted the Company Fast Track Designation for the development of eryaspase as a second-line treatment of patients with metastatic pancreatic cancer.

•	More than 75% of the approximately 500 patients to be enrolled in the TRYbeCA-1 trial have been enrolled and treated.

May 2020:

•

The Company announced it will be part of EVIDENCE, a public-private consortium supported by the European Union in the framework of the EU Horizon 2020 program. The EVIDENCE consortium, consisting of leading experts in the field of red blood cell research, will explore how red blood cells are influenced by their extra-cellular environment.

June 2020:

•

The Company announced that the ongoing Phase 2 clinical trial, sponsored by the Nordic Society of Paediatric Haematology and Oncology (NOPHO) of eryaspase in second-line acute lymphoblastic leukemia (ALL) patients has reached its target enrollment of 50 patients. Preliminary findings of the trial suggest that eryaspase achieved the target level and duration of asparaginase activity in these

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patients. Moreover, the addition of eryaspase to the combination chemotherapy was associated with an acceptable tolerability profile, enabling the majority of these patients to receive their fully intended courses of asparaginase. Recent data have confirmed that discontinuation of asparaginase therapy in ALL patients has been associated with inferior disease-free survival

•

The Company signed a financing agreement with Luxembourg-based European High Growth Opportunities Securitization Fund, represented by its asset manager, European High Growth Opportunities Manco SA (entities related to Alpha Blue Ocean), in the form of convertible notes with share subscription warrants attached (“OCABSA”), allowing a potential financing arrangement of up to a maximum of €60 million, subject to the regulatory limit of 20% dilution.

2.2	ACTIVITIES AND RESULTS OF THE GROUP

2.2.1	CLINICAL STUDIES - ERYASPASE (GRASPA®)

The Company’s lead product candidate, eryaspase, is currently being evaluated in three clinical trials, each a different indication: pancreatic cancer, triple-negative breast cancer (TNBC) and acute lymphoblastic leukemia (ALL).

After having obtained positive results in a Phase 2b clinical trial in second line metastatic pancreatic cancer in 2017, a Phase 3 clinical trial, named TRYbeCA-1, was designed and initiated to evaluate eryaspase in combination with standard chemotherapy compared to chemotherapy alone. The trial is planned to enroll approximately 500 patients at approximately 100 clinical sites in Europe and the United States. Eligible patients are randomized 1-to-1 to receive eryaspase in combination with standard chemotherapy (gemcitabine/nab paclitaxel or an irinotecan based regimen) or chemotherapy alone.TRYbeCA-1 has received clinical trial approvals in all eleven participating countries in Europe and in the United States. At the end of June 2020, more than 85% of the patients had been enrolled. Complete enrollment is expected by year-end 2020. The primary endpoint of the trial is overall survival (OS). An interim efficacy analysis, planned for when approximately two-thirds of death events will have occurred, is expected in the first quarter of 2021. Since the interim analysis will not include a test for futility, there will be two possible outcomes: (1) the trial will either continue toward a final analysis, expected in the second half of 2021, or (2) the trial will be stopped for superiority if the primary endpoint is met by demonstrating a significant improvement in overall survival (OS). In April 2020, the FDA granted the Company Fast Track Designation for the development of eryaspase as a second-line treatment of patients with metastatic pancreatic cancer.

Triple-negative breast cancer (TNBC) is the next therapeutic indication for the Company’s product candidate, eryaspase, in solid tumors. At the end of 2018, the Company launched a proof-of-concept Phase 2/3 clinical trial in first-line metastatic TNBC in Europe, named TRYbeCA-2. The trial is evaluating eryaspase in combination with gemcitabine and carboplatin chemotherapy, compared to chemotherapy alone. The primary endpoint is objective response rate. The Phase 2 part of the trial was launched in Europe with the first patient enrolled in June 2019, and to date, the trial has enrolled approximately 20% of the target enrollment of approximately 64 patients.

Finally, in acute lymphoblastic leukemia (ALL), a Phase 2 clinical trial, sponsored by the Nordic Society of Pediatric Haematology and Oncology (NOPHO) is ongoing in the Nordic and Baltic countries of Europe. The Phase 2 trial is evaluating the safety and activity of eryaspase in primarily pediatric ALL patients who developed hypersensitivity reactions to pegylated asparaginase. The trial reached its target enrollment of 50 patients in June 2020. Preliminary findings, report in June 2020, suggested that eryaspase achieved the target level and duration of asparaginase activity in these patients, with an acceptable tolerability profile. Initial feedback obtained from the FDA confirmed that ALL patients experiencing hypersensitivity to pegylated asparaginase represents an unmet medical need given the limited available treatment choices for these patients. The Company expects NOPHO to report final results by the end of 2020.

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2.2.2	RESEARCH AND DEVELOPMENT

Alongside the development of eryaspase (GRASPA®), ERYTECH has conducted extensive research to identify additional therapeutic enzymes that could induce tumor starvation by targeting cancer cells’ metabolism, and whose encapsulation in red blood cells (RBC) with the Company’s proprietary ERYCAPS® technology, could be relevant. Under this research program, a second product candidate, erymethionase, which consists of the encapsulation of methionine gamma-lyase (MGL) in RBC, is currently in preclinical development. Subject to ongoing further feasibility assessments and financial resources, the Company may launch the clinical development of erymethionase.

Further leveraging its ERYCAPS® technology platform, the Company has developed two preclinical programs: (1) the ERYMMUNE project, which aims at using antigen-loaded RBC to induce an immuno-modulation response, and (2) the ERYZYME project, which uses RBC-encapsulated enzymes to treat rare and chronic metabolic diseases.

Both ERYZYME and ERYMMUNE projects have been developed and incubated preclinically in view of exploring various value creation options, including partnerships. Notably, the Company’s partnership with SQZ Biotechnologies in June 2019 to advance novel RBC-based therapeutics for immune modulation is an example of this value creation strategy.

2.2.3	OTHER DEVELOPMENTS

To meet the demand for supply of eryaspase in new clinical trials and to ensure the supply of eryaspase for the initial marketing phase in the event of regulatory approval in the future, the Company has built a large-scale production facility in Princeton, New Jersey, United States. This new facility began production in March 2020 for the TRYbeCA-1 trial and is currently only equipped for partial clinical-phase capacity.

2.2.4	RESULTS

Operating income

The Company does not generate any revenue from product sales considering its stage of development.

(Amounts in thousands of euros)	06/30/2019	06/30/2020
Research Tax Credit	2,016	1,674
Subsidies	—	15
Revenues from licenses or other contracts	950	160

Total	2,965	1,849

Revenues from licenses or other contracts as of June 30, 2019 are mainly linked to the license agreement signed with SQZ Biotechnologies.

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Operating expenses

The research and development expenses are broken down as follows:

(Amounts in thousands of euros)	06/30/2019	06/30/2020
ERYASPASE	10,203	14,343
ERYMETHIONASE / ERYMINASE	1,387	19
ERYMMUNE	203	2

Total direct research and development expenses	11,793	14,365

Consumables	1,078	1,472
Rental and maintenance	328	650
Services, subcontracting and fees	1,938	2,103
Personnel expenses	7,280	8,143
Depreciation, amortization & provision	277	2,095
Other	24	18

Total indirect research and development expenses	10,925	14,481

Total research and development expenses	22,718	28,846

The increase in research and development expenses is mainly due to:

•

An increase in costs related to eryaspase in the amount of €4,140 thousand related to the number of patients enrolled in the ongoing clinical trials of eryaspase, particularly due to the TRYbeCA-1 Phase 3 clinical trial.

•	The increase in depreciation, amortization & provision in the amount of €1,818 thousand due to the commissioning of the Princeton, New Jersey manufacturing facility in the second half of 2019.

The general and administrative expenses are broken down as follows:

(Amounts in thousands of euros)	06/30/2019	06/30/2020
Consumables	303	89
Rental and maintenance	743	483
Services, subcontracting and fees	4,947	3,433
Personnel expenses	3,333	3,635
Depreciation, amortization & provision	855	341
Other	312	392

Total general and administrative expenses	10,493	8,372

Financial income (loss)

(Amounts in thousands of euros)	06/30/2019	06/30/2020
Financial income	1,265	672
Financial expenses	(305)	(265)

Financial income (loss)	960	407

Financial income is mainly comprised of:

•	A foreign currency gain of €387 thousand generated by the conversion into euros of the Company’s U.S. dollar bank account during the first half of 2020 (€596 thousand during the first half of 2019).

•	A gain on investment currency transactions on swaps of €93 thousand during the first half of 2020 (€666 thousand during the first half of 2019).

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Cash position

As of June 30, 2020, the Company had cash and cash equivalents of €45.4 million , as compared to €73.2 million as of December 31, 2019, representing a cash utilization of €27.7 million during the first half of 2020. The cash was primarily used as part of the operating activities in connection with the ongoing clinical trials of eryaspase for the treatment of solid tumors, particularly the TRYbeCA-1 Phase 3 clinical trial of eryaspase for the treatment of pancreatic cancer.

2.3	PROGRESS AND OUTLOOK

In the second half of 2020, ERYTECH will mainly focus on the execution of its clinical development strategy with:

•

the continuation of the TRYbeCA-1 Phase 3 clinical trial in second-line pancreatic cancer in Europe and the United States. Completion of patient enrollment in this trial is expected in the fourth quarter of 2020. An interim efficacy is expected in the first quarter of 2021;

•	the continuation of the TRYbeCA-2 Phase 2 clinical trial in triple-negative breast cancer in Europe. Results of this trial are expected in 2021;

•	the completion of the Phase 2 trial in second line ALL in the Nordic and Baltic countries of Europe, conducted and sponsored by the NOPHO. Final results of the trial are expected around year-end 2020;

•	the launch of a Phase 1 clinical trial in first-line pancreatic cancer, conducted and sponsored by the Georgetown Lombardi Comprehensive Cancer Center in Washington, D.C., United States.

2.4	EVENTS AFTER THE CLOSE OF THE REPORTING PERIOD

As part of the convertible notes’ agreement signed in June 2020, the Company issued two tranches of €3.0 million (60 OCABSA) each on July 6, 2020 and on August 24, 2020, respectively.

2.5	TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties are consistent with those set out in items 6.B “Compensation” and 7.B “Related party transactions” of the Company’s Annual Report on Form 20- F for the year ended December 31, 2019 filed with the United States Securities and Exchange Commission (“SEC”) on March 18, 2020 (the “2020 Annual Report”).

The remuneration of directors and other members of the executive committee is disclosed in the note 5 of the Company’s unaudited interim condensed consolidated financial statements.

2.6	RISK FACTORS

The risks and uncertainties likely to have a significant impact on the Company’s financial situation and results are consistent with those set out in Item 3.D “Risk Factors” of the Company’s 2020 Annual Report.

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The Company has also determined the following new risks with which it could be exposed:

Risk related to the inclusion of biotechnology in the list of critical technologies subject to foreign investment control procedure

As a result of the implementation of Regulation (EU) 2019/452 of the European Parliament and of the Council of 19 March 2019 establishing a framework for the screening of foreign direct investments into the Union, the list of sectors of activity which are the subject of a control by the French authorities has been extended to cover foreign investments in additional economic sectors. Prior authorization of the Minister of Economy is required for investments in: (i) businesses participating, even occasionally, under the exercise of French official authority, (ii) businesses that would be liable to negatively impact public order, public security or the national defense interest, as well as (3) business focused on research, production or trade of arms, ammunition, gunpowder and explosive substances.

A foreign direct investment will be subject to authorization where there is an (i) acquisition of control, under article L.233-3 of the French Commercial Code, of an entity subject to French law, (ii) where a party acquires all or part of a branch of an entity subject to French law, (iii) or where a party crosses directly or indirectly, and acting alone or in concert, the 25% voting rights threshold of an entity subject to French law.

The French government has adapted the foreign investment control procedure in France within the context of the ongoing COVID-19 pandemic in two ways: (i) the inclusion, by a ministerial order of 27 April 2020, of biotechnologies in the list of critical technologies and (ii) the addition, by a decree of 22 July 2020, of the threshold of 10% of voting rights of a company subject to French law whose securities are listed on a stock exchange as triggering the control procedure.

The Decree of 22 July 2020 currently provides that this new 10% threshold will be effective until 31 December 2020 and a rapid review procedure for foreign investments exceeding this threshold.

If an investment in the company subject to prior authorization is realized without this authorization having been granted, the Minister will be able to order the investor, subject to a fine for non-performance, to: (i) file an authorization application, (ii) restore the previous situation, or (iii) amend the investment and, if he considers that the conditions for the authorization have not been met, the Minister may also revoke the authorization or order the investor, subject to a fine for non-performance, to comply with the authorization. In both cases, he may also take protective measures.

Furthermore, an investor who has carried out a transaction without prior authorization or has not complied with the orders or measures set by the French Minister of Economy will be liable to a fine of up to the greater of the following amounts: (i) double the amount of the irregular investment, (ii) 10% of the turnover (excluding taxes) of the company, (iii) five million euros for legal entities, and (iv) one million euros for individuals.

Inclusion of biotechnologies in the list of critical technologies subject to foreign investment control procedure is a risk for the Company in that it constitutes a potential disincentive for foreign investors and could therefore limit access to foreign sources of funding. These recent changes apply from the date of their entry into force and therefore do not an impact on investments exceeding the 10% voting rights threshold realized by foreign investors before the date of 22 July 2020.

Risk related to note warrant transaction consisting of tranches of convertible bonds with warrants attached (OCABSA)

On 24 June 2020, the Company signed an agreement with the Luxembourg-based European High Growth Opportunities Securitization Fund represented by its asset manager European High Growth Opportunities Manco SA for the issuance of convertible notes whereby the investor committed to subscribe up to a maximum of €60 million in the event of conversion of all the notes, subject to the regulatory limit of 20% dilution, unless further authorized. The notes come with share warrants representing 10% of the nominal amount of the issued notes whose exercise price was fixed at €8.91 and represents a 20% premium over the lowest volume-weighted average daily price of the share over the reference period preceding the issue of the first tranche.

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The Company issued two tranches of €3 million on July 6, 2020 and on August 24, 2020, respectively and could decide to issue additional tranches up to a maximum of €54 million until June 2022, subject to the regulatory limit of 20% dilution, currently representing approximately €42 million.

By using this financing program, the Company may encounter the following adverse effects:

•

The rapid and frequent sale of the new shares resulting from the conversion of the convertible notes and the exercise of the share warrants by the investor may adversely impact the Company’s share price;

•	The total amount of issuances of convertible notes and share warrants may depend on certain regulatory approvals making the financing amount uncertain;

•

As the Company’s share price has an impact on the number of shares issued upon the conversion of the convertible notes and the exercise of the share warrants, the number of shares issued upon the conversion of the convertible notes and the exercise of the share warrants is uncertain and may significantly fluctuate during the lifetime of the financing program; and

•

Conversion into ordinary shares of all or part of the convertible notes and the exercise of all or part of the share warrants could have a potentially significant dilutive effect for the Company’s shareholders.

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III. UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME (LOSS)

(Amounts in thousands of euros, except loss per share)	Notes	06/30/2019 (6 months)	06/30/2020 (6 months)
Revenues		—	—
Other income	3.1	2,965	1,849

Operating income		2,965	1,849

Research and development	3.2	(22,718)	(28,846)
General and administrative	3.2	(10,493)	(8,372)

Operating expenses		(33,210)	(37,218)

Operating loss		(30,245)	(35,369)

Financial income	3.4	1,265	672
Financial expenses	3.4	(305)	(265)

Financial income (loss)		960	407

Income tax		(1)	—

Net loss		(29,286)	(34,962)

Basic / Diluted loss per share (€/share)	3.5	(1.63)	(1.95)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of euros)	06/30/2019 (6 months)	06/30/2020 (6 months)
Net loss	(29,286)	(34,962)

Elements that may be reclassified subsequently to income (loss)
Currency translation adjustment	(30)	(16)

Elements that may not be reclassified subsequently to income (loss)
Remeasurement of defined benefits liabilities	(66)	25

Other comprehensive income (loss)	(96)	9

Total comprehensive income (loss)	(29,382)	(34,953)

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of
(Amounts in thousands of euros)	Notes	December 31, 2019	June 30, 2020
ASSETS
Non-current assets
Intangible assets		603	677
Property, plant and equipment	4.1	25,632	24,035
Right of use	4.2	10,009	9,267
Other non-current financial assets		718	1,116

Total non-current assets		36,963	35,095

Current assets
Other current financial assets		41	64
Inventories		358	386
Trade and other receivables	4.3	36	2
Other current assets	4.3	7,975	8,127
Cash and cash equivalents	4.4	73,173	45,433

Total current assets		81,583	54,012

TOTAL ASSETS		118,546	89,107

		As of
(Amounts in thousands of euros)	Notes	December 31, 2019	June 30, 2020
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital		1,794	1,796
Premiums related to share capital		281,688	108,315
Reserves		(136,608)	(25,368)
Translation reserve		1,344	1,328
Net loss for the period		(62,659)	(34,962)

Total shareholders’ equity	4.5	85,560	51,109

Non-current liabilities
Provisions - non-current portion		506	545
Financial liabilities – non-current portion	4.6	1,321	4,392
Lease liabilities - non-current portion	4.7	11,278	10,467

Total Non-current liabilities		13,105	15,404

Current liabilities
Provisions - current portion		71	—
Financial liabilities – current portion	4.6	99	—
Lease liabilities - current portion	4.7	1,425	1,655
Trade and other payables	4.8	13,775	16,913
Other current liabilities	4.8	4,510	4,026

Total current liabilities		19,881	22,594

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		118,546	89,107

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(Amounts in thousands of euros)	Notes	06/30/2019 (6 months)	06/30/2020 (6 months)
Cash flows from operating activities
Net loss		(29,286)	(34,962)
Reconciliation of net loss and the cash used for operating activities
Gain or loss on exchange (calculated)		(596)	(375)
Amortization and depreciation		1,095	2,509
Provision		110	(7)
Net booked value of scrapped fixed assets		—	(8)
Expenses related to share-based payments	3.3.3	749	384
Interest expense	3.4	279	228
Income tax expense		1	—
Gains or loss on assets and liabilities in foreign currency		20	(88)

Operating cash flow before change in working capital		(27,628)	(32,319)

(Increase) decrease in inventories		1,189	(28)
(Increase) decrease in trade and other receivables	4.3	(887)	35
(Increase) decrease in other current assets	4.3	(484)	(162)
Increase (decrease) in trade and other payables	4.8	3,720	3,041
Increase (decrease) in other current liabilities	4.8	272	184

Change in working capital		3,810	3,070

Net cash flow used in operating activities		(23,818)	(29,249)

Cash flows from investing activities
Acquisition of property, plant and equipment	4.1	(17,648)	(874)
Acquisitions of intangible assets		(2)	(82)
Acquisitions of non-current & current financial assets		—	(262)
Disposal of property, plant and equipment		—	86
Disposal of non-current & current financial assets		80	—

Net cash flow used in investing activities		(17,570)	(1,132)

Cash flows from financing activities
Capital increases, net of transaction costs		—	118
Subscription of warrants		—	12
Proceeds from borrowings	4.6	—	2,979
Repayment of borrowings	4.6	(368)	(62)
Allowance received from a lessor	4.7	1,848	194
Repayment of lease debt (IFRS 16)	4.7	(519)	(810)
Interests paid		(119)	(175)

Net cash flow from (used in) financing activities		842	2,256

Exchange rate effect on cash in foreign currency		627	385

Increase / Decrease in cash and cash equivalents		(39,919)	(27,740)

Net cash and cash equivalents at the beginning of the period	4.4	134,371	73,173
Net cash and cash equivalents at the closing of the period	4.4	94,452	45,433

Supplemental disclosure of cash flows information

Cash paid for interest		119	175
Cash paid for income tax		—	—

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands of euros, except number of shares)	Share capital	Premiums related to the share capital	Reserves	Translation reserve	Net (income) loss	Total shareholders’ equity
As of December 31, 2018	1,794	281,745	(99,524)	(188)	(38,224)	145,602

Net loss for the period					(29,286)	(29,286)
Other comprehensive income			(66)	(30)		(96)

Total comprehensive income (loss)	—	—	(66)	(30)	(29,286)	(29,382)
Allocation of prior period loss			(38,224)		38,224	—
Issue of warrants		56				56
Share-based payment			749			749
Reclassification	0	(115)	(180)	295		—

As of June 30, 2019	1,794	281,685	(137,245)	77	(29,286)	117,025

As of December 31, 2019	1,794	281,688	(136,608)	1,344	(62,659)	85,560

Net loss for the period					(34,962)	(34,962)
Other comprehensive income			25	(16)		9

Total comprehensive income (loss)	—	—	25	(16)	(34,962)	(34,953)
Allocation of prior period loss		(54,208)	(8,451)		62,659	—
Allocation of reserves on premiums		(119,282)	119,282			—
Exercise of warrants	2	117				118
Share-based payment			384			384

As of June 30, 2020	1,796	108,315	(25,368)	1,328	(34,962)	51,109

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NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The notes are an integral part of the accompanying unaudited interim condensed consolidated financial statements. The unaudited interim condensed consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on September 18, 2020.

1. DESCRIPTION OF THE BUSINESS

ERYTECH Pharma S.A. (“ERYTECH,” and together with its subsidiary the “Company”) is incorporated in Lyon, France, and was founded in 2004 to develop and market innovative red blood cell-based therapeutics for cancer and orphan diseases. The Company’s most advanced product candidates is being developed for the treatment of pancreatic cancer.

The Company has incurred losses and negative cash flows from operations since its inception and had shareholders’ equity of €51,109 thousand as of June 30, 2020 as a result of several financing rounds, including its initial public offering on Euronext Paris and its global public offering on the Nasdaq Stock Market. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates.

The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its research and development; (ii) regulatory approval and market acceptance of the Company’s proposed future products; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new debt or equity instruments.

The accompanying unaudited interim condensed consolidated financial statements and related notes (the “Unaudited Interim Condensed Consolidated Financial Statements”) present the operations of ERYTECH Pharma S.A. and its subsidiary, ERYTECH Pharma, Inc.

Major events of the first half of 2020

Business

February 2020:

•	The Company received from BPI France a reimbursable advance of €2,979 thousand and a subsidy of €294 thousand (recorded in “other income” in 2019) related to milestone n°6 of the TEDAC project.

•

The Company entered into a strategic partnership with the German Red Cross Blood Donor Service Baden-Württemberg-Hessen (GRCBDS) for the supply of donor red blood cells to manufacture its product candidates, including eryaspase, in Europe and to complement the existing alliance with the French Blood Bank (EFS).

March 2020:

•

The TRYbeCA-1 trial has continued to progress despite the challenges caused by the impact of the COVID- 19 global pandemic, and patient enrollment has continued notwithstanding the increasing difficulties experienced by hospitals to organize the proper treatment and follow-up. Since April 2020, the Company has observed a reduction in patient enrollment rate as a result of the COVID-19 pandemic and believes patient enrollment will be lower than anticipated for a period of time. The Company expects a delay of 3 to 4 months in completion of patient enrollment.

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•

The independent data monitoring committee (IDMC) of the TRYbeCA-1 trial reviewed the safety data of the first 320 patients enrolled and treated. In line with the two earlier safety reviews of the trial, no safety issues were identified, and the IDMC recommended the Company to continue the trial as planned.

April 2020:

•	The U.S. Food and Drug Administration (FDA) has granted the Company Fast Track Designation for the development of eryaspase as a second-line treatment of patients with metastatic pancreatic cancer.

•	More than 75% of the approximately 500 patients to be enrolled in the TRYbeCA-1 trial have been enrolled and treated.

May 2020:

•

The Company announced it will be part of EVIDENCE, a public-private consortium supported by the European Union in the framework of the EU Horizon 2020 program. The EVIDENCE consortium, consisting of leading experts in the field of red blood cell research, will explore how red blood cells are influenced by their extra-cellular environment.

June 2020:

•

The Company announced that the ongoing Phase 2 clinical trial, sponsored by the Nordic Society of Paediatric Haematology and Oncology (NOPHO) of eryaspase in second-line acute lymphoblastic leukemia (ALL) patients has reached its target enrollment of 50 patients. Preliminary findings of the trial suggest that eryaspase achieved the target level and duration of asparaginase activity in these patients. Moreover, the addition of eryaspase to the combination chemotherapy was associated with an acceptable tolerability profile, enabling the majority of these patients to receive their fully intended courses of asparginase. Recent data have confirmed that discontinuation of asparaginase therapy in ALL patients has been associated with inferior disease free survival

•

The Company signed a financing agreement with Luxembourg-based European High Growth Opportunities Securitization Fund, represented by its asset manager European High Growth Opportunities Manco SA (entities related to Alpha Blue Ocean), in the form of convertible notes with share subscription warrants attached (“OCABSA”), allowing a potential financing arrangement of up to a maximum of €60 million, subject to the regulatory limit of 20% dilution.

Management

February 2020:

•	Grant of 50,037 free shares and 41,950 stock-options to employees.

March 2020:

•

Appointment of Melanie Rolli, M.D., as member of the Company’s Board of Directors. The ratification of her appointment will be proposed to the Company’s shareholders at the Company’s next general meeting of shareholders.

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2. STATEMENT OF COMPLIANCE

2.1 Basis of preparation

The Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development phase and the Company has historically financed its growth by strengthening its equity in the form of capital increases and issuance of convertible bonds.

At the approval date of the Unaudited Interim Condensed Consolidated Financial Statements, the Board of Directors believes that the Company will be able to fund its operations until the end of September 2021, considering:

•	Cash and cash equivalents held by the Company amounted to €45.4 million as of June 30, 2020. They are composed of cash and term deposits readily available without penalty;

•	The receipt of the Research Tax Credit for the 2019 financial year (€3.9 million) in August 2020;

•

The issuance of two tranches of convertibles notes of €3 million each in July and August 2020, as part of the financing agreement signed with Luxembourg-based European High Growth Opportunities Securitization Fund (refer to note 6);

•

The possibility to use this financing agreement (refer to note 6), allowing a potential additional fundraising up to a maximum of €54 million until June 2022, subject to the regulatory limit of 20% dilution, representing approximately €42 million based on the closing market price the day before the approval date of the Unaudited Interim Condensed Consolidated Financial Statements (€6.30).

Considering the above factors and assumptions, the Unaudited Interim Condensed Consolidated Financial Statements were approved by the Board of Directors with the underlying assumptions of going concern as the Company believes that it is able to fund its operations for at least 12 months after the closing date.

2.2 Statement of compliance

The Unaudited Interim Condensed Consolidated Financial Statements have been prepared in accordance with IAS 34, Interim financial reporting, as issued by the International Accounting Standard Board (“IASB”) and were approved in a changing context linked to COVID-19 and authorized for issuance by the Board of Directors of the Company on September 18, 2020.

Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Unaudited Interim Condensed Consolidated Financial Statements of the Company are also prepared in accordance with IAS 34, Interim financial reporting, as adopted by the European Union (EU).

As of June 30, 2020, all IFRS that the IASB had published and that are mandatory are the same as those adopted by the EU and mandatory in the EU. As a result, the Unaudited Interim Condensed Consolidated Financial Statements comply with International Financial Reporting Standards as published by the IASB and as adopted by the EU.

As condensed financial statements, they do not include all information that would be required by the full IFRS standards. They must be read in conjunction with the consolidated financial statements for the year ended December 31, 2019.

Except for the standards applicable as of January 1, 2020 described below, the standards applied in the preparation of the Unaudited Interim Condensed Consolidated Financial Statements are the same as those applied to prepare the financial statements as of December 31, 2019.

The Company adopted the following standards, amendments and interpretations that are mandatory as of January 1, 2020:

•	Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform;

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•	Amendments to References to the Conceptual Framework in IFRS Standards; and

•	Amendments to IAS 1 and IAS 8: Definition of Material.

These new texts did not have any significant impact on the Company’s results or financial position. The standards and interpretations that are optionally applicable to the Company as of June 30, 2020 were not applied in advance.

There are no recently issued accounting pronouncements that may be relevant to the Company’s operations.

2.3 Scope of consolidation

Details of the Company’s subsidiary as of June 30, 2020 are as follows:

	Date of incorporation	Percent of ownership interest	Accounting method
ERYTECH Pharma, Inc. Registered office: Cambridge, Massachusetts, United States	April 2014	100%	Fully consolidated

There was no change in the scope of consolidation during the period.

2.4 Foreign currencies

Functional Currency and Translation of Financial Statements into Presentation Currency

The Unaudited Interim Condensed Consolidated Financial Statements are presented in euros, which is also the functional currency of the parent company, ERYTECH Pharma S.A. (the “Parent Company”).

The exchange rates used for the translation of the financial statements of ERYTECH Pharma, Inc. are as follows:

Exchange rate (USD per EUR)	June 30, 2019	December 31, 2019	June 30, 2020
Weighted average rate	1.1298	1.1196	1.1015
Closing rate	1.1380	1.1234	1.1198

2.5 Use of estimates and judgments

The preparation of the Unaudited Interim Condensed Consolidated Financial Statements in accordance with the rules prescribed by the IFRS requires the use of estimates and the formulation of assumptions having an impact on the financial statements. These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The main areas of estimates are described in the annual consolidated financial statements. The COVID-19 pandemic has not led to the use of new significant estimates or judgements.

2.6 Presentation of the statement of income (loss)

The Company presents its statement of income (loss) by function. As of today, the main activity of the Company is research and development. Consequently, only research and development expenses and general administrative expenses functions are considered to be representative. This distinction reflects the analytical assignment of the personnel, external expenses and depreciation and amortization. The detail of the expenses by nature is disclosed in note 3.2.

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2.7 Segment reporting

In accordance with IFRS 8, “Operating Segments,” reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Chief Executive Officer) to allocate resources and to assess performance.

Information per business segment

The Company operates in a single operating segment: the conducting of research and development of innovative red blood cell-based therapeutics for cancer and orphan diseases in order to market them in the future.

Information per geographical segment

Revenues from licenses or other contracts (amounts in thousands of euros)	06/30/2019 (6 months)	06/30/2020 (6 months)
France	70	61
United States	880	99

Total	950	160

2.8 Events after the close of the reporting period

As part of the convertible notes’ agreement signed in June 2020, the Company issued two tranches of €3 million (60 OCABSA) on July 6, 2020 and on August 24, 2020, respectively.

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3. NOTES RELATED TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME (LOSS)

3.1 Operating income

The Company does not generate any revenue from the sale of its products considering its stage of development.

(amounts in thousands of euros)	06/30/2019 (6 months)	06/30/2020 (6 months)
Research Tax Credit	2,016	1,674
Subsidies	—	15
Revenues from licenses or other contracts	950	160

Total	2,965	1,849

Revenues from licenses or other contracts as of June 30, 2019 are mainly linked to the license agreement signed with SQZ.

3.2 Operating expenses by nature

3.2.1 Research and development expenses

For the six months ended June 30, 2019 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	786	3,368	4,154
Rental and maintenance	107	222	329
Services, subcontracting and fees	1,610	9,002	10,611
Personnel expenses	1,623	5,657	7,280
Depreciation, amortization & provision	62	228	290
Other	30	24	54

Total	4,218	18,500	22,718

For the six months ended June 30, 2020 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	62	2,699	2,761
Rental and maintenance	53	597	650
Services, subcontracting and fees	457	14,713	15,170
Personnel expenses	1,356	6,787	8,143
Depreciation, amortization & provision	106	1,991	2,097
Other	7	17	24

Total	2,041	26,805	28,846

The increase in research and development expenses is mainly due to:

•

The increase in external services in the amount of €4,559 thousand, primarily related to the number of patients enrolled in the ongoing clinical trials of eryaspase for the treatment of solid tumors, particularly in its TRYbeCA-1 Phase 3 clinical trial for the treatment of second-line pancreatic cancer.

•

The increase in depreciation, amortization & provision in the amount of €1,807 thousand is mainly related to the commissioning of the Princeton, New Jersey manufacturing facility in the second half of 2019.

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3.2.2 General and administrative expenses

(amounts in thousands of euros)	06/30/2019 (6 months)	06/30/2020 (6 months)
Consumables	303	89
Rental and maintenance	743	483
Services, subcontracting and fees	4,947	3,433
Personnel expenses	3,333	3,635
Depreciation, amortization & provision	855	341
Other	312	392

Total	10,493	8,372

3.3 Personnel expenses

3.3.1 Research and development expenses

For the six months ended June 30, 2019 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	1,077	4,139	5,216
Share-based payments (employees and executives)	116	257	374
Social security expenses	430	1,260	1,690

Total personnel expenses	1,623	5,657	7,280

For the six months ended June 30, 2020 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	962	5,033	5,995
Share-based payments (employees and executives)	(38)	185	148
Social security expenses	431	1,569	2,000

Total personnel expenses	1,356	6,787	8,143

The weighted average full-time employees (FTE) were 142 and 165 during the first half of 2019 and 2020, respectively. This increase is mainly due to an increase in the manufacturing team headcount (+ 29 FTE).

3.3.2 General and administrative expenses

(amounts in thousands of euros)	06/30/2019 (6 months)	06/30/2020 (6 months)
Wages and salaries	2,332	2,482
Share-based payments (employees and executives)	262	179
Social security expenses	739	974

Total personnel expenses	3,333	3,635

The weighted average full-time employees (FTE) were 43 and 41 during the first half of 2019 and 2020.

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3.3.3 Share-based payments (IFRS 2)

Stock-options (“SO”) plan

The main assumptions used to determine the fair value of the plans granted during the first half of 2020 are:

Grant in February 2020
Number of warrants	41,950 SO2019
Exercise price	€5.87
Price of the underlying share	€5.51
Expected dividends	0.00%
Volatility (1)	41.35%
Expected term	T1 : 6 years T2 : 6.5 years
Fair value of the plan (in thousands of euros)	84

(1)	based on the historical volatility observed on the ERYP index on Euronext.

Free shares (“AGA”) plan

The main assumptions used to determine the fair value of the plans granted during the first half of 2020 are:

Grant in February 2020
Number of shares	50,037 AGA2019
Price of the underlying share	€5.51
Expected dividends	0.00%
Volatility (1)	38.55%
Repo margin	5.00%
Maturity	5 years
Performance criteria	(2)
Fair value of the plan (in thousands of euros)	133

(1)	based on the historical volatility observed on the ERYP index on Euronext.
(2)	performance criteria: progression of the quoted market share price between the grant date and the tranche acquisition date

•	ERYP: maximum between the share price the day before the grant date and the average price of the 20-quoted market share price days before the grant date discounted by 5%, ie €5.87,

•	ERYPi: maximum between the share price at the acquisition date and the average price of the 20-quoted market share price days before the grant date discounted by 5%,

•	Tri: (ERYPi - ERYP2019) / (ERYP2019 x (PM – 1)) with PM = 2.17

•	If TRi <=0 % no shares granted are acquired

•	If Tri>100% all the shares granted are acquired

•	If 0%<TRi<100% shares granted are acquired following the TRi percentage

Breakdown of expenses

Plan name	Amount in P&L in thousands of euros for the six months ended June 30, 2019	of which employees	of which executive officers and executive committee	of which board members
AGA	385	180	205	—
BSA	114	—	—	114
SO	250	157	93	—

Total IFRS 2 expenses	749	337	298	114

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Plan name	Amount in P&L in thousands of euros for the six months ended June 30, 2020	of which employees	of which executive officers and executive committee	of which board members
AGA	167	120	47	—
BSA	29	—	—	29
SO	189	46	142	—

Total IFRS 2 expenses	384	166	189	29

As of June 30, 2020, the outstanding equity instruments could lead to the issuance of 1,575,511 potential shares.

3.4 Financial income (loss)

(amounts in €‘000)	06/30/2019 (6 months)	06/30/2020 (6 months)
Income from short term deposits	2	3
Other financial income	1,263	669

Financial income	1,265	672
Financial expenses on lease liability	(158)	(178)
Interest expense related to borrowings	(123)	(54)
Other financial expenses	(24)	(33)

Financial expenses	(305)	(265)

Financial income (loss)	960	407

Other financial income is mainly comprised of:

•	A foreign currency gain of €387 thousand generated by the conversion into euros of the Company’s U.S. dollar bank account during the first half of 2020 (€596 thousand during the first half of 2019).

•	A gain on investment currency transactions on swaps of €93 thousand during the first half of 2020 (€666 thousand during the first half of 2019).

3.5 Basic earnings per share and diluted earnings (loss) per share

	06/30/2019 (6 months)	06/30/2020 (6 months)
Net loss (in thousand of euros)	(29,286)	(34,962)
Weighted number of shares for the period (1)	17,937,535	17,942,117

Basic loss per share (€/share)	(1.63)	(1.95)

Diluted loss per share (€/share)	(1.63)	(1.95)

(1)	after deduction of treasury shares (2,500 shares are held by the Company as treasury shares and recognized as a deduction of shareholders’ equity).

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4. NOTES RELATED TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

4.1 Property, plant and equipment

(amounts in thousands of euros)	Fixtures and fittings	Equipment and tooling	Office equipment and computers	Assets under construction	TOTAL
GROSS VALUE
As of December 31, 2019	22,385	4,806	1,171	1,078	29,440

Increase	10	46	2	62	119
Decrease	(86)	(53)	—	—	(138)
FX rate impact	64	(2)	1	11	74
Reclassification	6	766	32	(805)	—

As of June 30, 2020	22,379	5,563	1,207	346	29,495

ACCUMULATED DEPRECIATION
As of December 31, 2019	(2,121)	(1,219)	(469)	—	(3,808)

Increase	(1,152)	(470)	(107)	—	(1,730)
Decrease	8	53	—	—	61
FX rate impact	13	4	0	—	17

As of June 30, 2020	(3,252)	(1,632)	(576)	—	(5,460)

NET VALUE
As of December 31, 2019	20,264	3,587	702	1,078	25,632

As of June 30, 2020	19,127	3,931	631	346	24,035

Assets under construction in 2019 and commissioned during the first quarter of 2020 in the amount of €805 thousand mainly relate to industrial equipment of the Princeton manufacturing facility (€509 thousands).

4.2 Right of use

(amounts in thousands of euros)	Buildings	Equipment and tooling	Transport equipment	Office equipment and computers	TOTAL
GROSS VALUE
As of December 31, 2019	11,237	954	80	118	12,389

Increase	—	—	7	—	7
Decrease	—	—	—	—	—
FX rate impact	18	—	—	—	18

As of June 30, 2020	11,255	954	87	118	12,414

ACCUMULATED DEPRECIATION
As of December 31, 2019	(1,286)	(954)	(23)	(118)	(2,380)

Increase	(756)	—	(15)	—	(771)
Decrease	—	—	—	—	—
FX rate impact	4	—	—	—	4

As of June 30, 2020	(2,037)	(954)	(38)	(118)	(3,147)

NET VALUE
As of December 31, 2019	9,952	—	58	—	10,009

As of June 30, 2020	9,218	—	49	—	9,267

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4.3 Trade receivables and other current assets

(amounts in thousands of euros)	12/31/2019	06/30/2020
Trade and other receivables	36	2

Total trade and other receivables	36	2

Research Tax Credit	3,917	5,591
Other receivables (including tax and social receivables)	1,871	789
Prepaid expenses	2,188	1,748

Total other current assets	7,975	8,127

Research Tax Credit (Crédit d’Impôt Recherche or “CIR”)

As of June 30, 2020, the CIR receivable included the Research Tax Credit for the 2019 financial year and the CIR estimate for the first half of 2020.

Prepaid expenses

Prepaid expenses mainly related to advance payments made to suppliers of asparaginase as well as directors’ and officers’ insurance.

4.4 Cash and cash equivalents

(amounts in thousands of euros)	12/31/2019	06/30/2020
Current account	68,066	39,325
Term deposits	5,107	6,107

Total cash and cash equivalents as reported in statement of financial position	73,173	45,433
Bank overdrafts	—	—

Total cash and cash equivalents as reported in statement of cash flow	73,173	45,433

As of December 31, 2019, term deposits included a term deposit of €5 million with a maturity of one month and deposits of €0.1 million convertible into cash immediately.

As of June 30, 2020, term deposits included a term deposit of €6 million with a maturity of one month and deposits of €0.1 million convertible into cash immediately.

4.5 Shareholders’ equity

As of June 30, 2020, the capital of the Parent Company consisted of 17,956,115 shares, fully paid up, with a nominal value of 0.10 euro.

Number of shares
Balance as of December 31, 2019	17,940,035

Exercise of founder subscription warrants	16,080

Balance as of June 30, 2020	17,956,115

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4.6 Financial liabilities

(amounts in thousands of euros)	Conditional advances	Bank loans	Other	Total
Financial liabilities as of December 31, 2019	1,321	62	38	1,421

Collection	2,979	—	—	2,979
Repayment	—	(62)	—	(62)
FX rate impact	—	—	0	0
Capitalized interest	54	—	—	54

Financial liabilities as of June 30, 2020	4,354	—	38	4,392

In February 2020, the Company received from BPI France an advance of €2,979 thousand under the milestone n°6 of the TEDAC project.

Financial liabilities by maturity as of June 30, 2020

(amounts in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Conditional advances	—	—	—	4,354	4,354
Other	—	38	—	—	38

Total financial liabilities	—	38	—	4,354	4,392

4.7 Lease labilities

(amounts in thousands of euros)	Lease debt
As of December 31, 2019	12,703

Allowance received from a lessor (1)	194
Increase without cash impact	7
Repayment	(810)
FX rate impact	27
Capitalized interests	0

As of June 30, 2020	12,121

(1)	Allowance received for fixture and fittings for Princeton manufacturing facility.

Lease liabilities by maturity

(amounts in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
As of June 30, 2020	1,655	3,266	2,391	4,810	12,121

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4.8 Trade payables and other current liabilities

(amounts in thousands of euros)	12/31/2019	06/30/2020
Vendors	5,074	3,647
Vendors - accruals	8,701	13,267

Total trade and other payables	13,775	16,913

Social liabilities, taxation and social security	3,628	3,746
Fixed assets payables	726	51
Deferred income	61	174
Other payables	96	55

Total other current liabilities	4,510	4,026

The increase in vendors accruals is primarily linked to hospital costs.

4.9 Financial instruments recognized in the consolidated statement of financial position and effect on net income (loss)

As of December 31, 2019 (amounts in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Other non-current financial assets	718			718		718
Other current financial assets	41			41		41
Trade and other receivables	36			36		36
Other current assets	5,788			5,788		5,788
Cash and cash equivalents (2)	73,173	73,173				73,173

Total financial assets	79,756	73,173	—	6,583	—	79,756

Financial liabilities - non current portion (3)	1,321				1,321	1,321
Lease liabilities - non current portion (4)	11,278				11,278	11,278
Financial liabilities - current portion (3)	99				99	99
Lease liabilities - current portion (4)	1,425				1,425	1,425
Trade and other payables	13,775				13,775	13,775
Other current liabilities	4,449				4,449	4,449

Total financial liabilities	32,348	—	—	—	32,348	32,348

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As of June 30, 2020 (amounts in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Other non-current financial assets	1,116			1,116		1,116
Other current financial assets	64			64		64
Trade and other receivables	2			2		2
Other current assets	6,379			6,379		6,379
Cash and cash equivalents (2)	45,433	45,433				45,433

Total financial assets	52,994	45,433	—	7,562	—	52,994

Financial liabilities - non current portion (3)	4,392				4,392	4,392
Lease liabilities - non current portion (4)	10,467				10,467	10,467
Lease liabilities - current portion (4)	1,655				1,655	1,655
Trade and other payables	16,913				16,913	16,913
Other current liabilities	3,851				3,851	3,851

Total financial liabilities	37,279	—	—	—	37,279	37,279

(1)	The carrying amount of these assets and liabilities is a reasonable approximation of their fair value.
(2)	Cash and cash equivalents are comprised of money market funds and time deposit accounts, which are measured using level 1 measurements.
(3)	The fair value of financial liabilities is determined using level 1 measurements.
(4)	The fair value of lease liabilities is determined using level 2 measurements.

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5. RELATED PARTIES

As of June 30, 2020, the Company’s related parties include the Chairman of the Board of Directors (Jean-Paul Kress), the Chief Executive Officer (Gil Beyen), the two Deputy General Managers (Jérôme Bailly and Eric Soyer), members of the Board of Directors (six Board members in addition to the Chairman and the Chief Executive Officer) and members of the executive committee (four members in addition to the Chief Executive Officer and the Deputy General Managers).

The remuneration of directors and other members of the executive committee was as set forth in the table below.

	06/30/2019 (6 months)			06/30/2020 (6 months)
(amounts in €‘000)	Salary / fees	Retirement benefits	Share based payments	Salary / fees	Retirement benefits	Share based payments
Executive officers / Deputy General Managers	527	8	152	639	11	171
Executive committee	755	5	146	415	11	19
Board of directors	161	—	114	147	—	29

Total	1,442	13	412	1,200	22	218

The Company has no other related parties.

6. OFF-BALANCE SHEET COMMITMENTS

The off-balance-sheet commitments as of December 31, 2019 have not changed significantly during the first half of 2020, except for the following commitment:

Financing agreement with Alpha Blue Ocean and European High Growth Opportunities Securitization Fund in the form of convertible notes with share subscription warrants attached (“OCABSA”)

On June 24, 2020, the Company signed a financing agreement with Luxembourg-based European High Growth Opportunities Securitization Fund in the form of convertible notes with share subscription warrants attached (“OCABSA”), allowing a potential fundraising up to a maximum of €60 million, subject to the regulatory limit of 20% dilution.

The Company issued 1,200 note warrants for free that may be exercised in tranches at the Company request until June 25, 2022. European High Growth Opportunities Securitization Fund may request the issuance of two tranches. Any request for a drawdown by the Company will be subject to the satisfaction of certain conditions precedent, including (i) the fact that the Company’s closing price on Euronext Paris has been 150% higher than the nominal value of the Company’s shares for more than 60 trading days prior to the request, or (ii) the fact that the Company has a number of shares that may be issued corresponding to at least 175% of the number of shares issuable upon conversion of the outstanding notes and of the notes to be issued upon the drawdown request.

Each exercise of a note warrant will give rise to the issuance of 60 convertible note (or of 30 convertible notes if the Company’s market capitalization is lower to €50 million during 20 consecutive trading days) with warrants attached.

The convertible notes (“OCA”) have the following characteristics:

•	Nominal value: €50 thousand

•	Subscription price: 98% of the nominal value

•	Maturity: 12 months

•	The notes will not bear interests

•	Conversion ratio: N = Vn / P where

•	N is the number of Shares that can be subscribed

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•	Vn is the nominal value of a convertible note

•

P is the higher of (i) 95% of the volume weighted average trading price of the Company’s shares on Euronext Paris during the 3 consecutive trading days preceding the conversion date, (ii) the nominal value of the share and (iii) the minimum issuance price of a share as provided in the 25th resolution of the Shareholder’s Meeting held on June 21, 2019 (or any resolution that may succeed it), i.e., to date 80% of the volume-weighted average (in the central order book and excluding off-market block trades) of the Company’s share price on Euronext Paris during the 3 trading sessions prior to the pricing of the issue price, it being specified that the theoretical value of the warrants will be taken into account and that the Shareholder’s Meeting has set at 10 million the maximum number of shares that may be issued.

The share subscription warrants (“BSA”) have the following characteristics:

•	Maturity: 5 years

•	Exercise price: 120% of the lowest volume-weighted average price of the Company’s share observed over the fifteen trading days preceding the request for exercise of the first tranche (ie €8.91).

On the signing date, the mutual commitment between the Company and the investor (put and call options) has a null value.

The Company issued two tranches of €3 million (60 OCABSA) on July 6, 2020 and on August 24, 2020, respectively.

At the approval date of the Unaudited Interim Condensed Consolidated Financial Statements, 112 OCA were converted into 1,039,475 shares and 8 OCA are outstanding.

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